                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       All American SemiConductor, Inc.
                     ------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                           CUSIP Number: 0165571

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 10, 2000
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                               Page 1 of 14 Pages

            Exhibit Index on Page 8.

                                 SCHEDULE 13D

CUSIP No. 0165571

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially            400
Owned By
Each           8. Shared Voting Power
Reporting
Person            211,500 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                        400

              10. Shared Dispositive Power

                  211,500 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    211,900 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    5.3%

14. Type of Reporting Person

    IN
                               Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 0165571

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      154,600 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  154,600 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    154,600 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    3.9%

14. Type of Reporting Person
    CO
                               Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 0165571

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       42,800 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   42,800 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    42,800 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    1.1%

14. Type of Reporting Person
    EP
                               Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 0165571

     1. Name of Reporting Person

        Family Steak Houses of Florida, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Florida

Number of      7. Sole Voting Power
Shares
Beneficially      14,100 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  14,100 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    14,100 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    .3%

14. Type of Reporting Person
    CO
                              Page 5 of 14 Pages

Item 1. Security and Issuer
        -------------------

     This statement relates to shares of common stock, $.01 par value per share (the "Shares"), of All American Semiconducter, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16115 Northwest 52/nd/ Avenue, Miami, Florida.

ITEM 2. Identity and Background
        -----------------------

     (a) - (c), (f). This Schedule 13D is being filed by Mr. Glen F. Ceiley ("Mr. Ceiley"), Bisco Industries, Inc., an Illinois corporation ("Bisco"), the Bisco Industries, Inc. Profit Sharing and Savings Plan (the "Plan"), and Family Steak Houses of Florida, Inc. ("FSH") Mr. Ceiley, Bisco, the Plan, and FSH are hereinafter collectively referred to as the "Reporting Persons."

     Mr. Ceiley's principal employment is Chief Executive Officer of Bisco and his business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is a citizen of the United States of America.

     Bisco's principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 704 W. Southern Ave., orange, CA 92865. Mr. Ceiley owns 100% of the voting common stock of Bisco.

     The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan's business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is the sole trustee of the Plan.

     FSH's principal business is the ownership and operation in the State of Florida of franchised Ryan's Family Steak House restaurants. FSH is a Florida corporation. Its principal office is located at 2113 Florida Boulevard, Neptune Beach, FL 32266.

     (d) and (e). During the last five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 6 of 14 pages

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Mr. Glen Ceiley purchased directly 400 shares for a total consideration of $5,544.95 from his personal funds. FSH purchased 14,100 shares for a total consideration of $187,473.55 from its working capital. Bisco purchased 154,600 shares for a total consideration of $2,049,374.65. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 42,800 shares for a total consideration of $585,292.41 using funds held in the Plan for investment purposes.

Item 4.  Purpose of Transaction
         ----------------------

          The Reporting Persons acquired the Shares to obtain an equity position in the Issuer. The Reporting Persons presently consider the Shares an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional Shares in the open market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional Shares; the actions of the management and Board of Directors of the Issuer; and other future developments.

                              Page 7 of 14 pages

Item 5.   Interest in Securities of the issuer
          ------------------------------------

     (a) As of the close of business on May 12, 2000 the Reporting Persons owned in the aggregate, 211,900 Shares, which represent approximately 5.3% of the 3,996,131 Shares outstanding as of May 8, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. In accordance with the Rule 13d-5 (b) (1) of the General Rules and regulations under the securities Exchange Act of 1934, as amended, each of Mr. Glen Ceiley, individually and as Trustee of the Plan, the Plan, Bisco and FSH may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

     As of close of business on May 12, 2000, (i) Mr. Glen Ceiley beneficially owned an aggregate of 211,900 Shares, of which 400 shares were owned by Mr. Ceiley individually, 154,600 Shares were owned by Bisco, of which Mr. Glen Ceiley is the sole stockholder and President, and 42,800 Shares were held by Mr. Glen Ceiley as sole Trustee of the Plan, and (ii) FSH, owned 14,100 Shares.

     (b) Mr. Glen Ceiley has the sole power to vote and to dispose of the Shares owned by the Plan and Bisco.

     (c) Since the Reporting Persons most recent filing on Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule I attached hereto and incorporated herein by reference.

(d) Not applicable

(e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          ------------------------------------

          Not Applicable

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit 1. Joint Filing Agreement dated as of May 12, 2000.

                              Page 8 of 14 pages

                                  SCHEDULE I

The Reporting Persons have engaged in the following transactions in Shares during the past 120 days. All transactions involved purchases of Shares on the NASDAQ.


 TRANSACTION        NUMBER OF          PRICE
     DATE            SHARES          PER SHARE*     PURCHASER
-------------      -----------      -----------    -----------
      1/27/00            4,200           9.3481    BISCO
       3/8/00            1,600           7.4530    BISCO
       3/9/00           25,750          15.0175    BISCO
      3/10/00           20,000          14.1343    BISCO
      3/10/00           12,000          14.1267    PLAN
      3/10/00            7,000          14.1278    FSH
      3/10/00              400          13.8624    G CEILEY
      3/13/00           14,400          13.5595    BISCO
      3/17/00           14,150          15.4492    BISCO
      3/17/00              400          15.6124    FSH
      3/17/00            5,000          15.5665    PLAN
      3/20/00            9,000          14.0114    PLAN
      3/23/00            2,000          11.6350    FSH
      3/28/00            3,000          13.6081    PLAN
      3/28/00           14,000          13.5649    BISCO
      4/20/00            3,000          11.6273    PLAN
      4/27/00            5,100          11.5375    BISCO
       5/3/00            3,600          12.6690    BISCO
       5/3/00            4,000          12.6682    PLAN
       5/4/00              300          12.5665    BISCO
       5/4/00            4,700          12.5667    FSH
       5/8/00           24,500          12.6317    BISCO
       5/8/00            4,900          12.5653    PLAN
       5/9/00            1,900          12.5730    PLAN
       5/9/00           12,000          11.8820    BISCO
      5/10/00           15,000          10.9832    BISCO

* INCLUDING COMMISSIONS

                              Page 9 of 14 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2000



                       /s/ Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley



                               Page 11 of 14 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2000



                         Bisco Industries, Inc.


                            /s/ Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                               Page 12 of 14 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2000


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                       /s/ Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee



                              Page 13 of 14 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2000



                        Family Steak Houses of Florida, Inc.


                             /s/ Glen F. Ceiley
                          ---------------------------------
                          Name:  Glen F. Ceiley
                          Title: Chairman

                              Page 14 of 14 pages